

Mail Stop 3720

January 19, 2017

Heather C. Getz
Senior Vice President and Chief Financial Officer
BioTelemetry, Inc.
1000 Cedar Hollow Road
Malvern, PA 19355

> **Re: BioTelemetry, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Form 8-K Filed November 2, 2016**
> **Response Dated January 4, 2017**
> **File No. 000-55039**

Dear Ms Getz:

We have reviewed your response to our December 22, 2016 comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Dated November 2, 2016

Exhibit 99.1

1.   We note your response to comment 1. On page 9 of your Form 10-K for fiscal year ended December 31, 2015, you indicated that your business is dependent on your ability to protect the proprietary technology. Your response indicates that because you have voluntarily undertaken these patent litigation proceedings and can make the decision to stop these proceedings, and the related expense, at any time, it is not normal to incur these expenses. In this regard, it appears that defending the intellectual property is part of your normal business operations to protect sales. Please revise your presentation or

explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

2. In your next earnings release, please provide a more substantive discussion of how each of your non-GAAP measures is useful to investors. Please provide us with your proposed changes in your response letter.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications